28 September 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 136,400 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1458.6797 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 90,261,946 ordinary shares in treasury, and has 1,087,429,006 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 26,382,166 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 121,400 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €15.8500 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 80,852,094 ordinary shares in treasury, and has 968,747,014 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 23,738,700 shares.